1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2023
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 25, 2023	By	/s/ Wendell Huang

Wendell Huang

Vice President and Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)
This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) the unsecured bonds issued by TSMC and its subsidiaries for the month of June 2023.
1.The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title	Name	Number of shares held as of		Changes
		5/31/2023	6/30/2023
Chairman	Mark Liu	12,962,473	12,963,007	534
Senior Vice President	Cliff Hou	481,626	483,380	1,754
Vice President and Chief Financial Officer	Wendell Huang	1,660,055	1,660,070	15
Vice President	Jonathan Lee	385,137	387,223	2,086
Vice President	KC Hsu	75,927	80,927	5,000
Note: Shareholdings include shares held by the related parties.
2.The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:
Inapplicable.
3.The acquisition and disposition of assets by TSMC and its subsidiaries:
Fixed-income investment: NT$25.0 billion of acquisition.
Equity investment: NT$0.3 billion of disposition.
4.The capital appropriations approved by TSMC board of directors: Inapplicable.
5.The unsecured bonds issued by TSMC and its subsidiaries:

Issuance	Tranche	Issuance Period	Total Amount (in billions)	Coupon Rate	Repayment and Interest Payment
112-3	A	June 2023 ~ June 2028	NT$11.4	1.60%	Bullet repayment; interest payable annually
	B	June 2023 ~ June 2030	NT$2.6	1.65%
	C	June 2023 ~ June 2033	NT$6.0	1.80%